December 28, 2010	WilmerHale Venture Group

By EDGAR Transmission	Susan L. Mazur

+1 781 966 2005 (t)
Securities and Exchange Commission	+1 781 966 2100 (f)
Division of Corporate Finance	susan.mazur@wilmerhale.com
100 F Street, NE
Washington, DC 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Gus Rodriguez, Accounting Branch Chief
Keira Nakada, Staff Accountant

Re:	Achillion Pharmaceuticals, Inc. (File No. 001-33095)
Form 10-K for Fiscal Year Ended December 31, 2009

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), this letter is submitted in response to comments contained in a letter dated December 14, 2010 (the “Letter”) from Jim Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Michael Kishbauch, Chief Executive Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the number of comments in the Letter and to the headings used in the Letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business

Intellectual Property, page 17

1.	Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of your material internally-developed and in-licensed patents, including which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

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Response:

The Company proposes the following addition to its intellectual property disclosure, beginning with its 2010 Annual Report on Form 10-K (actual patent information to be updated in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010):

Intellectual Property

Our strategy is to pursue patents, developed internally and licensed from third parties, and other means to otherwise protect our technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets that may be important to the development of our business.

Our success will depend significantly on our ability to:

•	obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;

•	defend and enforce our patents;

•	preserve the confidentiality of our trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.

We hold issued patents and pending patent applications in the United States, and in foreign countries we deem appropriate, covering intellectual property developed as part of our research and development programs.

Our hepatitis C patent portfolio currently includes          issued U.S. patents,          U.S. provisional patent applications,          pending U.S. non-provisional applications,          associated issued non-U.S. patents,          associated pending non-U.S. patent applications, and          pending PCT applications. These patents and patent applications, if issued, will expire between 20     and 20    . The patent applications contain claims directed to compounds, methods of use, processes for synthesis, mechanism of action, and research assays.

In connection with our November 2004 collaboration with Gilead, we granted a worldwide exclusive license to Gilead for past, present and future patents, patent applications and patent filings with claims directed to our first NS4A antagonists and chemically related compounds, any additional compounds which inhibit HCV via a mechanism similar to that of NS4A antagonism and intellectual property relating to the mechanism of action. Gilead has a right to present and discuss with us its capabilities to participate in the development and commercialization of new HCV compounds.

In addition, we have obtained non-exclusive licenses to HCV drug discovery patents and patent applications owned by Chiron, a Novartis business unit, Apath, L.L.C., and ReBlikon, GmbH.

Our antibacterial patent portfolio currently includes          issued US patents,          pending U.S. patent applications,          associated pending non-U.S. applications and          pending PCT applications. These patents and patent applications, if issued, will expire between 20     and 20    . The patent applications contain claims directed to compounds, methods of use, processes for synthesis and mechanism of action.

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Our HIV patent portfolio currently includes          issued U.S. patents,          associated issued non-U.S. patents,          associated pending non-U.S. patent applications,          pending US patent applications and          pending PCT application. We either own or hold exclusive worldwide sublicenses from Vion Pharmaceuticals of patents owned by Yale University or exclusive worldwide licenses from Emory University to these patents and patent applications. The patents and patent applications, if issued, will expire between 20     and 20    . The issued U.S. patents contain claims directed to elvucitabine chemical compound, method of use, synthesis, and formulation, which claims expire in 20    , 20    , 20    , and 20    , respectively. The issued foreign patents contain claims directed to the elvucitabine compound and elvucitabine use and expire in 20     and 20    .

We rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. In order to protect our proprietary technology and processes, we also rely in part on confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors.

We are party to a number of licenses that give us rights to third-party intellectual property that is necessary or useful for our business. In particular, we have obtained a sublicense from Vion Pharmaceuticals and a license from Emory University with respect to elvucitabine. We may enter into additional licenses for third-party intellectual property in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for their intellectual property, in particular, those patents to which we have secured exclusive rights.

Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2.	Please tell us why you recognize expenses reimbursed to Gilead as reductions to revenue. In your response, provide an analysis of how your accounting policy complies with ASC 808-10-45.

Both ASC 808-10-45-3 and 808-10-45-4 state that payments between participants under a collaboration arrangement that are within the scope of other authoritative literature shall be accounted for using the provisions of that literature. The other authoritative literature in this case is ASC 605-50-45, which the Company concluded should be applied. ASC 605-50-45-2 states that cash consideration (including a sales incentive) given by a vendor to a customer is presumed

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to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue. This presumption can be overcome, and the consideration should be characterized as a cost, if two conditions are met, however, the Company concluded that it did not meet such criteria. The evaluation of these two conditions follows:

Condition	Is condition met?
“The vendor receives or will receive an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.”

No. The expenses that Gilead incurs, and Achillion reimburses to Gilead, are primarily intellectual property protection costs (patent costs and legal costs) and scientific research costs. The Company makes these payments as a result of the collaboration agreement and would not make these payments to a third party absent the collaboration. Gilead is the party responsible for intellectual property protection under the collaboration, and accordingly, the Company could not engage another party to perform these services. Additionally, only Gilead or Achillion can pursue scientific research on the compounds defined in the collaboration agreement, and accordingly, the Company could not engage another party to perform research services.

The Company concluded that it does not receive a separable identifiable benefit as it could not have entered into transactions with a party other than Gilead to receive the benefit.

“The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount shall be characterized as a reduction of revenue when recognized in the vendor’s income statement”	Not applicable. As described above, the Company concluded that there was not an identifiable benefit.

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The Company also considered ASC 808-10 for guidance regarding the appropriate treatment of reimbursement of direct costs under its collaboration agreement with Gilead. The Company believes its collaboration is consistent with the example provided in paragraphs 55-7 through 10. The Company is analogous to “Biotech” in the example, which records reimbursement of the counterparty’s costs as a reduction in revenue. The Company is analogous to “Biotech” because it is primarily responsible for research activities, and Gilead is analogous to “Pharma” because it is primarily responsible for manufacturing, formulation and commercialization activities.

By applying the accounting treatment outlined above, the Company has incurred negative revenue in certain periods. ASC 605-50-45-7 states that “if amounts are required to be characterized as a reduction of revenue under this or any other Topic, a presumption exists that no portion of those amounts shall be recharacterized as an expense” unless a vendor can demonstrate the reduction of revenue results in negative revenue for a specific customer on a cumulative basis. The Company’s cumulative revenues related to its Gilead collaboration are positive, so recharacterization of payments as an expense would not be appropriate.

14. Other License and Research and Development Agreements, page F-24

3.	Please disclose the aggregate amount of milestone payments you may become obligated to upon achievement of product development milestone for anti-viral products in the notes and your contractual obligations table.

Response:

The Company proposes the following addition to its Other License and Research and Development Agreements footnote, beginning with its 2010 Annual Report on Form 10-K, to disclose the aggregate amount of milestone payments the Company may become obligated to pay upon the achievement of product development milestones:

Other License and Research and Development Agreements

The Company has entered into certain HCV license and collaborative research agreements with third parties relating to the Company’s drug discovery and development initiatives. Under these agreements, the Company has been granted certain worldwide exclusive licenses to use the licensed compounds or technologies. Included in the accompanying 2009, 2008 and 2007 statements of operations is $140, $145 and $95, respectively, of research and development expense resulting from these arrangements. In order to maintain its rights under these agreements, provided that the Company does not terminate such agreements, the Company may also be required to pay an additional $455 of aggregate minimum payments over the next five years. ~~The Company may also be required to make future payments to these licensors upon achievement of certain product development milestones for anti-viral products utilizing the third party’s intellectual property, as well as pay royalties on future net sales, if any~~.

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In February 2000, the Company entered into a license agreement with Vion Pharmaceuticals, (“Vion”), pursuant to which it obtained a worldwide exclusive sublicense from Vion on the composition of matter and use of elvucitabine. Vion’s license rights were granted to it by Yale University, (“Yale”), and Yale is a party with respect to certain provisions of this agreement. This license covers the use of elvucitabine alone, as a pharmaceutical composition containing elvucitabine alone, or its use as monotherapy to treat HIV. Yale has retained rights to utilize the intellectual property licensed by this agreement for its own noncommercial purposes. Through December 31, 2010, the Company has made aggregate payments of $35 to Yale under this agreement, including a $10 initial license fee and a $25 development milestone payment. Under the terms of the agreement, the Company may be required to make additional milestone payments to Yale of up to an aggregate of $850 for each licensed product based on the achievement of specified development and regulatory approval milestones. The Company is also required to pay Yale specified royalties on net product sales and a specified share of sublicensing fees that it receives under any sublicenses that it grants. No other payments are included in the Company’s financial statements as these payments are contingent on the achievement of certain milestones that have not yet been reached.

In July 2002, the Company entered into a license agreement with Emory University, pursuant to which it obtained a worldwide exclusive license under specified licensed patents to use elvucitabine in combination with other antivirals. Under the license, Emory retains a right to use the intellectual property for educational and research purposes only and also retains the right to approve sublicenses under specified circumstances. Through December 31, 2010, the Company has made aggregate payments of $150 to Emory under this agreement, including an initial license fee of $100 and a development milestone payment of $50. The Company may also be required to make additional payments of up to an aggregate of $400 based on the achievement of specified development and regulatory approval milestones. Under this agreement, the Company is also required to pay Emory specified royalties on net product sales and a specified share of sublicensing fees that it receives under any sublicenses that it grants. As these payments are contingent on the achievement of certain milestones that have not yet been reached, the related amounts are not recognized as expense in the accompanying financial statements.

December 28, 2010

Additionally, the Company proposes the following changes to its Contractual Obligations and Commitments table in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations section of the Company’s 2010 Annual Report on Form 10-K, to include the amounts payable upon the achievement of product development milestones (actual amounts at December 31, 2010 will differ from the below table):

Contractual Obligations and Commitments

The following table sets forth a summary of our commitments as of December 31, 2009:

	Payment Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Long-term debt, including interest	$3,284	$2,867	$417	$—	$—
Operating lease obligations	705	705	—	—	—
Clinical research obligations	1,292	1,292	—	—	—
~~Other~~ Research obligations and licenses	2,542	2,208	331	3	—
Other license and research development agreements	1,250		$—	100	1,150
Total	$9,073	$7,072	$748	$103	$1,150

~~The above amounts exclude potential payments that are based on the progress of our drug candidates in development, to be made under our license agreements, as these payments are not yet determinable.~~

Other license and research development agreements consists of potential payments due to Vion and Emory upon the achievement of specified development milestones.

Each of our debt agreements contains certain subjective acceleration clauses, such that upon the occurrence of a material adverse change in the financial condition, business or operations of the Company in the view of the lenders (“Material Adverse Change”), amounts outstanding under the agreement may become immediately due and payable. At December 31, 2009, the Company believes the occurrence of a material change is remote. At December 31, 2008, the company believed the occurrence of a material adverse change was less than remote, and as a result, the Company’s debt balances were classified as short term at December 31, 2008. The Company has no indication that it is in default of any such clauses and none of the Company’s lenders have accelerated scheduled loan payments as a result of these provisions.

*   *   *

In connection with this response, Achillion has authorized us to acknowledge to you, on its behalf, that:

•	Achillion is responsible for the adequacy and accuracy of the disclosure in its filings;

December 28, 2010

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Achillion may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned of this Firm at (781) 966-2005 with any questions concerning this letter. Please indicate receipt hereof by stamping the enclosed copy of this letter and returning it in the envelope provided.

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur

cc: Michael Kishbauch, Achillion Pharmaceuticals, Inc.